PRESS RELEASE
Press Release No. 07-10

METALLICA RESOURCES AND XSTRATA COPPER AGREE TO AN EXTENSION TO COMPLETE THE EL MORRO FEASIBILITY STUDY

Toronto, Ontario – September 13, 2007 – Metallica Resources Inc. (TSX:MR, AMEX:MRB) reports that it has granted a four month extension to Xstrata Copper ("Xstrata") to deliver the El Morro Feasibility Study. Under the current agreement, originally signed in September 1999, Xstrata is required to prepare and deliver a Feasibility Study on the project by September 14, 2007. Due to adverse weather conditions this winter in Chile and slow progress in the development tunnel, Xstrata would be unable to incorporate all drilling and metallurgical data into the Study prior to the September deadline. Although Xstrata could have delivered a Study in September to satisfy its contractual obligation, both parties agree that all data should be incorporated in order to deliver a thorough and comprehensive Feasibility Study and avoid the need for an updated Study in early 2008. In return for the extension to January 2008, Xstrata will fund all ongoing Feasibility Study costs as well as any additional costs during the extension period, which are estimated at US$7 to US$9 million. Completion of the core drilling and metallurgical sampling programs is expected to occur by the end of November 2007, with the delivery of the Feasibility Study in mid-January 2008.

Richard J. Hall, Metallica’s President and CEO, states, "The El Morro Project is an important asset to Metallica shareholders and the extension is prudent and will benefit the shareholders of both companies in the long term. This extension saves Metallica between US$2 and US$3 million and improves the quality of the Feasibility Study."

Peter Forrestal, Executive General Manager of Project Development for Xstrata, stated, "We remain committed to delivering the Feasibility Study. The extension to the delivery deadline will enable us to incorporate in the Study the results of current fieldwork programs, which will be of benefit to the Project."

The El Morro project, 70% owned by Xstrata and 30% owned by Metallica Resources, includes the La Fortuna deposit, currently the subject of the Feasibility Study. Metallica’s share of the currently estimated La Fortuna resource is 1.94 billion pounds of copper and 2.54 million ounces gold in the measured and indicated categories, and 0.73 billion pounds of copper and 0.94 million ounces of gold in the inferred category at a 0.3% copper cut-off grade.

Exploration efforts at the El Morro Project during the past five years have focused almost exclusively on the delineation and development of the La Fortuna copper-gold resource. The project also offers excellent potential on several other exploration targets, including the namesake El Morro area where an inferred resource totaling 100 million tonnes averaging 0.41% copper and 0.14 grams per tonne gold at a 0.3% copper cut-off grade has been partially delineated.

Metallica Resources is a gold and silver producer and just recently celebrated, in April 2007, the first gold pour at its 100%-owned Cerro San Pedro gold and silver mine in Mexico. This mine will produce an average of 90,000 ounces of gold per year and 2.1 million ounces of silver per year over the currently estimated 10-year mine life. The company has a strong balance sheet with no debt and a market cap of approximately US$380 million.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL, FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY’S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVIDE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.